CLEAN POWER

TECHNOLOGIES INC.

(An OTCBB Listed Company.  Trading Symbol:  CPWE)

Tel:  403-277-2944

436 – 35th Avenue NW

Fax:  403-277-3117

Calgary, Alberta

E-mail:  mithaa@shaw.ca

Canada  T2K 0C1

www.cleanpowertech.co.uk

February 28, 2007

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:  Gary Todd, Reviewing Accountant

By Facsimile and Electronic Filing

RE:

Clean Power Technologies Inc.

Form 10-KSB for the Fiscal Year Ended August 31, 2006

Filed December 14, 2006

Form 10-QSB for the quarterly period ended November 30, 2006

Form 8-K dated January 24, 2007 (January 18, 2007)

SEC Response Letter dated March 20, 2006

File No. 000-51716

Dear Mr. Todd:

In response to your letter of February 9, 2007 we provide the following written responses:

Form 10-KSB for the Fiscal Year Ended August 31, 2006

Item 2. Description of Property

Comment

1.

We note that your CEO provides office space to the company free of charge.  Please tell us how you are accounting for the contribution of the use of the property.

Response

The fair value of the office space provided for the period ended August 31, 2006 was determined to be $875 ($250 per month x 3.5 months). The materiality used for the audit was $10,141. Therefore, the fair value of the office space was less than materiality, and the fair value of the office space was not accrued in the financial statements.

Consolidated Financial Statements, beginning on page 14

UK Office:

Unit 7 (W) E-Plan Industrial Estate

Tel: 011 44 1323491823

New Road, Newhaven, East Sussex

BN9 0EX United Kingdom

Comment

2.

We see that your financial statements present consolidated financial information from the date of inception of CEPS on May 12, 2006.  However, it appears that the shareholders of CPTI ultimately obtained control of the Nevada shell (the former Sphere of Language) in the reverse merger described in your filing.  A reverse merger between a public shell and a private operating company is normally accounted for as a recapitalization of the private company.  The financial statements for periods prior to the reverse merger are normally those of the accounting acquirer which appears to be CPTI.  Please tell us why you should not present historical financial statements from March 14, 2006, the date of formation of CPTI, and explain why your presentation conforms to GAAP.

Response

Since CEPS was the surviving entity from the merger of CEPS and CPTI, CEPS was treated as the accounting acquirer. Therefore, the financial statements present consolidated financial information from the date of inception of CEPS on May 12, 2006.  Moreover, please note that CPTI has not incurred any transactions from March 14, 2006 to May 12, 2006, so the numbers on the financial statements will not change had we presented historical financial statements from March 14, 2006.

Report of Independent Registered Public Accounting Firm, page 15

Comment

3.

We note that your independent registered public accountants are located in Canada.  It appears that the operations of the accounting acquirer are primarily based in the UK and that you are incorporated in the State of Nevada.  The Staff interprets Article 2 of Regulation S-X to require the audit report on the financial statements of a registrant that is not a foreign private issuer to be rendered ordinarily by an auditor licensed in the United States.  Please refer to the guidance in Section V-K to the “International Reporting and Disclosure Issues in the Division of Corporate Finance” document which is available at www.sec.gov.  Explain to us why it is appropriate to engage an auditor located in Canada.  Your response should fully describe how you considered the aforementioned guidance in concluding that you have engaged an appropriate audit firm.

Response

In accordance with Section V-K to the “International Reporting and Disclosure Issues in the Division of Corporation Finance” document, the significant factors to be considered in our situation are: (i) the majority of the registrant’s assets, revenues, and operations are located in UK, which is outside the US; (ii) the majority of the registrant’s assets, revenues, and operations are not located in the country where the auditor resides, as the auditor resides in Canada; (iii) the registrant’s management and accounting records are located in Canada, the country where the auditor resides; and (iv) the majority of the audit work was conducted in Canada, which is outside the US.  Considering (i), (iii) and (iv), it is appropriate to engage an auditor located in Canada.

Consolidated Statement of Operations

Comment

4.

We note that you present stock-based compensation charges as a separate line item on your consolidated statement of operations.  Consistent with the guidance in SAB Topic 14-F, you should present the expense related to share-based payment arrangements in the same line or lines as if cash compensation was paid.

In addition, you may disclose the amount of expense related to share-based payment arrangements included in specific line items in the financial statements in a parenthetical note to the appropriate income statement line items, on the cash flow statement, in the footnotes to the financial statements, or within MD&A.  Please revise future filings.

Response

Future filings will be revised to present the expense related to share based payment arrangements in the same line or lines as if cash compensation was paid.

Notes to the Consolidated Financial Statements

Note 3. Business Combinations, page 24

Comment

5.

We see that you completed a forward split of common shares on June 12, 2006 on the basis of four common shares for each one share held.  Please confirm that the forward split has been retroactively reflected in the financial statements.

Response

We confirm that the forward split has been retroactively reflected in the financial statements.

Comment

6.

In future filings please delete the presentation of the results of operations and cash flows of the Company, the former Sphere of Language, for the period from September 1, 2005 to July 10, 2006, the date of the reverse acquisition.  As described in your filing, it appears that you accounted for the reverse merger as a recapitalization of the accounting acquirer. Accordingly, pre-reverse merger financial information for the public shell is not relevant to the continuing operations of your business.

Response

We will delete the presentation of the results of operations and cash flows of the Company, the former Sphere of Language, for the period from September 1, 2005 to July 10, 2006, the date of the reverse acquisition in future filings.

Form 10-QSB for the quarterly period ended November 30, 2006

Note. 4. Commitments, page F-7

Comment

7.

We see that you approved a convertible debenture on September 28, 2006 for amounts advanced by a Director.  Please tell us how you are accounting for the convertible debt, including whether there is a beneficial conversion feature. Refer to EITF 98-5 for guidance.

Response

The convertible debenture was approved on September 30, 2006 pursuant to a directors’ resolution. However, the convertible debenture document has not been completed as of November 30, 2006, nor at the date of this response. Accordingly, the amounts advanced by a director were not accounted for as convertible debt in the financial statements for the period ended November 30, 2006.

Comment

8.

Additionally, please revise future filings to clearly label the debt as convertible on the face of the financial statements.  We presume that the amounts described as “due to related party” on the consolidated balance sheet at November 30, 2006 are now convertible debt.  Please advise.

Response

Future filings will be revised to clearly label the debt as convertible on the face of the financial statements. In addition, because the convertible debenture documentation has not yet been completed as of the date of this letter, the amounts described as “due to related party” on the consolidated balance sheet at November 30, 2006 are not yet convertible debt.

Form 8-K dated January 24, 2007 (January 18, 2007)

Comment

9.

We see that there is a liquidated damages provision in the Registration Rights Agreement filed as Exhibit 10.3 to the Form 8-K dated January 24, 2007. We refer you to FASB Staff Position, EITF 00-19-2 and request that you provide the required disclosures from paragraph 12 of the FSP in your next Form 10-QSB.

Response

We will provide the required disclosures from paragraph 12 of the FSP in our next Form 10-QSB.

Closing:

The Company hereby acknowledges that:

-

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Diane Glatfelter

Diane Glatfelter

Chief Financial Officer

Cc:  Board of Directors

       File